July 24, 2019

Jed Kaplan
Chief Executive Officer
Simplicity Esports and Gaming Company
7000 W. Palmetto Park Road, Suite 210
Boca Raton, FL 33433

       Re: Simplicity Esports and Gaming Company
           Preliminary Proxy Statement on Schedule 14A
           Filed June 5, 2019
           File No. 001-38188

Dear Mr. Kaplan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Laura Anthony, Esq.